Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	First Quarter Ended March 28, 2014
	($ in millions)
Earnings:
Income before income taxes	$248
Net income attributable to noncontrolling interests	(2)

Income before income taxes after noncontrolling interests	$246
Add:
Interest expense	42
Amortization of debt expense	1
Interest component of rent expense	13

Earnings	$302

Fixed charges:
Interest expense	42
Amortization of debt expense	1
Interest component of rent expense	13

Fixed charges	$56

Ratio of earnings to fixed charges	5.4	x